# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BTC Development Corp., CIK 0002042292
CUSIP: G0701G109
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 10/01/2025
Filed by CIK 0002086269
Persons authorized to receive notices and communications: Betsy Z. Cohen, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104, (267) 703-4396

## Reporting persons
- BTC Development Sponsor LLC (CIK 0002086269): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,103,334; sole dispositive power 0; shared dispositive power 5,103,334; aggregate amount beneficially owned 5,103,334 (14.69% of the class)
  Comment: Comprised of 512,500 Class A ordinary shares, and 4,590,834 Class B ordinary shares. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents.
- COHEN BETSY Z (CIK 0001168754): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,103,334; sole dispositive power 0; shared dispositive power 5,103,334; aggregate amount beneficially owned 5,103,334 (14.69% of the class)
  Comment: Comprised of 512,500 Class A ordinary shares and 4,590,834 Class B ordinary shares. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents. Ms. Cohen is a manager of BTC Development Sponsor LLC and shares voting and investment power over shares held by those entities and disclaims beneficial ownership over any securities in which she does not have any pecuniary interest.
- Young Bracebridge H Jr (CIK 0001894252): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,103,334; sole dispositive power 0; shared dispositive power 5,103,334; aggregate amount beneficially owned 5,103,334 (14.69% of the class)
  Comment: Comprised of 512,500 Class A ordinary shares and 4,590,834 Class B ordinary shares. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents. Mr. Young is a manager of BTC Development Sponsor LLC and shares voting and investment power over shares held by those entities and disclaims beneficial ownership over any securities in which she does not have any pecuniary interest.
- Kirkwood Jonathan (CIK 0002057403): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,103,334; sole dispositive power 0; shared dispositive power 5,103,334; aggregate amount beneficially owned 5,103,334 (14.69% of the class)
  Comment: Comprised of 512,500 Class A ordinary shares and 4,590,834 Class B ordinary shares. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents. Mr. Kirkwood is a manager of BTC Development Sponsor LLC and shares voting and investment power over shares held by those entities and disclaims beneficial ownership over any securities in which she does not have any pecuniary interest.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: BTC Development Corp.
Address of issuer's principal executive offices: 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104
Comment:
Securities Acquired: BTC Development Sponsor LLC ("Sponsor") initially acquired Class B ordinary shares, par value $0.0001 per share ("Class B Shares"), as part of the formation and initial capitalization of BTC Development Corp. (the "Issuer"). Sponsor acquired units of the Issuer in the Issuer's initial public offering on September 29, 2025. Each unit of the Issuer represents the right to receive one Class A ordinary share, $0.0001 par value per share ("Class A Shares"), and one-fourth (1/4) of one redeemable warrant, each whole warrant exercisable to purchase one Class A Share, at an exercise price of $11.50 per share. The warrants are not currently exercisable, and they will not be exercisable within the next 60 days, accordingly, the warrants are not included in this Schedule 13D.
Issuer: BTC Development Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

## Item 2. Identity and Background
Name of person filing:
(i) Sponsor, which is the holder of record of approximately 14.69% of the issued and outstanding shares of all share classes of the Issuer (34,746,667) based on the number of Class A Shares (25,300,000), private placement units (760,000), and Class B Shares (8,686,667) outstanding as of the closing of the Issuer's initial public offering on October 1, 2025 (the "IPO");

(ii) Sponsor is a limited liability company, which is managed by Betsy Z. Cohen, Jonathan Kirkwood, and Bracebridge H. Young, Jr. Mr. Young is the President and Chief Executive Officer of the Issuer.
Residence or business address: The address of the principal business and principal office of each of Sponsor, Ms. Cohen, Mr. Young, and Mr. Kirkwood is c/o Cohen Circle, LLC, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.
Present principal occupation or employment: Sponsor's principal business is to act as the Issuer's sponsor and holder of all Class B Shares. The principal occupation of Ms. Cohen is to serve as a director of the Issuer. The principal occupation of Mr. Young is to serve as President, Chief Executive Officer and Director of the Issuer. The principal occupation of Mr. Kirkwood is to serve as a director of the Issuer.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sponsor is a Delaware limited liability company. Ms. Cohen, Mr. Young, and Mr. Kirkwood are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the ordinary shares currently beneficially owned by the Reporting Persons was $5,150,000, comprised of the $25,000 purchase price for the founder shares (or approximately $0.003 per share) and the $5,125,000 purchase price for the placement units (or $10.00 per unit). The source of these funds was the capital of Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
Upon our incorporation, Sponsor paid certain offering costs totaling $25,000 and subsequently received 8,686,667 founder shares in exchange. On September 5, 2025, Sponsor transferred to BTC Development Advisors LLC 4,095,833 Class B Shares.

Simultaneously with the consummation of the IPO, Sponsor purchased 512,500 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Warrants Unit Subscription Agreement dated September 29, 2025, by and between the Issuer and Sponsor (the "Subscription Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Share and one-fourth (1/4) of a redeemable warrant, each whole warrant exercisable to purchase one Class A Share, at an exercise price of $11.50 per share.

The ordinary shares and units owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer's securities from time to time, however, all of such shares are subject to lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, Sponsor, Ms. Cohen, Mr. Young, and Mr. Kirkwood have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Sponsor
a) Amount beneficially owned: 5,103,334 Percentage: 14.69%

Betsy Z. Cohen
a) Amount beneficially owned: 5,103,334 Percentage: 14.69%

Bracebridge H. Young, Jr.
a) Amount beneficially owned: 5,103,334 Percentage: 14.69%

Jonathan Kirkwood
a) Amount beneficially owned: 5,103,334 Percentage: 14.69%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sponsor
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 5,103,334
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 5,103,334

Betsy Z. Cohen
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 5,103,334
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 5,103,334

Bracebridge H. Young, Jr.
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 5,103,334
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 5,103,334

Jonathan Kirkwood
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 5,103,334
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 5,103,334

Sponsor is controlled by its managers, Betsy Z. Cohen, Bracebridge H. Young, Jr. and Jonathan Kirkwood. Each of Ms. Cohen, Mr. Young, and Mr. Kirkwood may be deemed to have beneficial ownership of securities reported herein, however, they disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of ordinary shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Private Placement Units Purchase Agreement between the Issuer and Sponsor

Simultaneously with the consummation of the IPO, Sponsor purchased 512,500 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Insider Letter, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 3, 2025 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

In connection with the IPO, the Issuer, Sponsor, and certain other parties thereto, entered into a letter agreement (the "Insider Letter"). Pursuant to the Insider Letter, the parties agreed to waive: (i) their redemption rights with respect to their Class B Shares and public shares in connection with the completion of the initial business combination, (ii) their redemption rights with respect to any Class B Shares and public shares held by them in connection with a shareholder vote to amend the Issuer's charter (A) to modify the substance or timing of Issuer's obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it does not complete its initial business combination within 24 months (or 27 months, as applicable) from the closing of the IPO or (B) with respect to any other provision relating to shareholders' rights or pre-initial business combination activity; and (iii) their rights to liquidating distributions from the Issuer's trust account with respect to Class B Shares if the Issuer fails to complete its initial business combination within 24 months (or 27 months, as applicable) from the closing of the IPO (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame). Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 3, 2025 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

In connection with the IPO, the Issuer, Sponsor and certain other parties entered into a registration rights agreement pursuant to which certain demand and "piggyback" registration rights were granted, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered.

The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 3, 2025 (and is incorporated by reference herein as Exhibit 10.3).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Private Placement Units Purchase Agreement, dated September 29, 2025, between the Issuer and BTC Development Sponsor LLC (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-42873) filed with the SEC on October 3, 2025).

Exhibit 10.2 Letter Agreement, dated September 29, 2025, by and among the Issuer, its officers and directors and BTC Development Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-42873) filed with the SEC on October 3, 2025).

Exhibit 10.3 Registration Rights Agreement, dated September 29, 2025, between the Issuer and certain security holders of the Issuer (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-42873) filed with the SEC on October 3, 2025).

## Signatures
- BTC Development Sponsor LLC: /s/ Betsy Z. Cohen, Betsy Z. Cohen (10/06/2025)
- COHEN BETSY Z: /s/ Betsy Z. Cohen, Betsy Z. Cohen (10/06/2025)
- Young Bracebridge H Jr: /s/ Bracebridge H. Young, Jr., Bracebridge H. Young, Jr. (10/06/2025)
- Kirkwood Jonathan: /s/ Jonathan Kirkwood, Jonathan Kirkwood (10/06/2025)